Exhibit (a)(1)(L)

GRANITE CITY FOOD & BREWERY LTD.

AMENDMENT NO. 2 TO
OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS
FOR NEW OPTIONS

This document constitutes part of the prospectus relating to the Granite City Food & Brewery Ltd. Amended and Restated Equity Incentive Plan, covering securities that have been registered under the Securities Act of 1933, as amended.

Amendment No. 2 to Offer to Exchange dated June 10, 2011

GRANITE CITY FOOD & BREWERY LTD.

Amendment No. 2 to Offer to Exchange Certain Outstanding Options for New Options

This offer and the related withdrawal rights will expire at Midnight, Eastern Time,

on June 23, 2011, unless we extend the expiration date.

Reference is made to that certain Offer to Exchange Certain Outstanding Options for New Options dated May 25, 2011, as amended by Amendment No. 1 thereto, dated June 6, 2011 (the “Offer to Exchange”) pursuant to which Granite City Food & Brewery Ltd. (“Granite City,” “we,” “our” or “us”) is giving eligible employees, including executive officers, the opportunity to exchange outstanding options with an exercise price in excess of $6.00 per share for the same number of new options granted under our Amended and Restated Equity Incentive Plan (the “Plan”) with an exercise price of $2.00 per share.  Eligible employees will have the opportunity to exchange these options for new options regardless of whether the options are vested or unvested.  Granite City hereby amends the Offer to Exchange as follows:

1.             Schedule B to this Amendment to the Offer to Exchange sets forth certain summary financial information and is hereby incorporated into and made a part of the Offer to Exchange.

Granite City Food & Brewery Ltd.

Amendment No. 2 to Offer to Exchange dated June 10, 2011

1

SCHEDULE B

SUMMARY FINANCIAL INFORMATION

Below is a summary of Granite City’s condensed consolidated financial statements.  The following summary of Granite City’s condensed consolidated financial statements should be read in conjunction with our condensed consolidated financial statements as of March 29, 2011 and for the quarters ended March 29, 2011 and March 30, 2010 in our Quarterly Report on Form 10-Q for the quarter ended March 29, 2011, as well as our consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations in our Annual Report on Form 10-K for the year ended December 28, 2010, both of which are incorporated herein by reference.  The selected condensed consolidated statement of operations for the quarters ended March 29, 2011 and March 30, 2010, as well as the condensed consolidated balance sheets as of March 29, 2011 and December 28, 2010 were derived from Granite City’s unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 29, 2011.  Granite City’s interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

Summary of the Condensed Consolidated Statements of Operations

	Thirteen Weeks Ended		Fifty-two Weeks Ended
	March 29,	March 30,	December 28,	December 29,
	2011	2010	2010	2009

Restaurant revenue	$23,093,632	$22,239,363	$89,330,387	$85,849,048
Cost of sales	19,078,054	19,176,052	77,071,704	73,486,193
Pre-opening	—	—	—	211,252
General and administrative	1,813,606	1,556,003	6,577,529	7,575,730
Depreciation and amortization	1,525,001	1,476,976	5,956,257	6,805,073
Exit or disposal activities	(191,477)	131,601	729,839	1,798,401
Loss (gain) on disposal of assets	(82,947)	(48,523)	(29,636)	202,027
Operating loss	951,395	(52,746)	(975,306)	(4,229,628)
Net interest expense	(1,038,816)	(839,086)	(3,549,456)	(5,395,328)
Net loss	$(87,421)	$(891,832)	$(4,524,762)	$(9,624,956)

Loss per common share, basic	$(0.01)	$(0.12)	$(0.61)	$(2.53)
Weighted average shares outstanding, basic	7,383,744	7,366,217	7,367,079	3,802,206

B-1

Summary of the Condensed Consolidated Balance Sheet

	March 29,	December 28,
	2011	2010
Cash	1,431,259.00	3,104,320.00
Current assets, including cash	2,898,454.00	4,817,027.00
Total assets	55,213,069.00	56,463,061.00
Current liabilities	13,194,076.00	14,014,137.00
Total liabilities	51,421,312.00	53,005,994.00
Shareholders’ equity	3,791,757.00	3,457,067.00

Ratio of Earnings to Fixed Charges.  For the purpose of computing the ratio of earnings to fixed charges, earnings were calculated by adding net loss and fixed charges.  Fixed charges consist of interest expense, amortization of financing costs, and one-third of rental expense on operating leases.

	Thirteen Weeks Ended				Fifty-two Weeks Ended
	March 29, 2011		March 30, 2010		December 28, 2010		December 29, 2009
Ratio of Earnings to Fixed Charges	0.93	(1)	0.36	(1)	0.20	(1)	(0.36	)(1)

(1) Earnings were inadequate to cover fixed charges by approximately $4.5 million and $9.6 million in fiscal years 2010 and 2009, respectively, and by approximately $0.1 million and $0.9 million in the quarters ending March 29, 2011 and March 30, 2010, respectively.

Book Value Per Share.  Our book value per share as of our most recent balance sheet dated March 29, 2011 was $0.51.

For more information, please refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2010, our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2011 and our other SEC filings. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible stock options for exchange. We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you.

B-2